RYMAN HOSPITALITY PROPERTIES, INC.

June 6, 2014

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., NE

Washington, D.C. 20549-7010

Attn: Kevin Woody

         Branch Chief

Re:	Ryman Hospitality Properties, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed on February 28, 2014
File No. 001-13079

Dear Mr. Woody:

The following is the response of Ryman Hospitality Properties, Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 16, 2014 (the “Comment Letter”) concerning the above-referenced document filed by the Company with the Commission. For your convenience we have set forth below the text of the comments from the Comment Letter, followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

1.	We note your list of key performance indicators on page 38. Please tell us how management uses Net Definite Room Nights Booked and whether management considers Net Definite Room Nights Booked for each property as a KPI.

RESPONSE: Management considers Net Definite Room Nights Booked on a hospitality segment-wide basis as a KPI. Net Definite Room Nights Booked measures the incremental group room nights booked during a given period after deducting for room nights cancelled, attrition for the period, and room nights revalued by the sales force (e.g., internal adjustments may be made to reflect the estimated actual usage of various groups, which may be more or less than the contracted amount). This incremental group room night production provides management a perspective as to the pace of future bookings compared to either historical periods or internal forecasts. The Company uses this KPI on a hospitality segment basis and believes the information is best viewed on a “macro” level as indicative of the health of the overall business. Information fluctuates on a weekly basis, and this information reflects bookings for all future periods, without specifying shorter-term or longer-term bookings. As such, it is primarily indicative of the general health of the segment. Because of the volatility and the general nature of the information, management believes a property-by-property analysis is not reflective of the property’s expected performance in any given timeframe. Therefore, management does not believe that Net Definite Room Nights Booked for each property represents a KPI.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kevin Woody, Branch Chief

June 6, 2014

2.	We note your disclosure on page 40 regarding trends relating to your sales booking, including the impact of attrition. In future Exchange Act reports, to the extent material, please revise to more specifically describe any material trends in bookings, including quantifying bookings and group bookings in the reporting period.

RESPONSE: In future filings, to the extent material, we will more specifically describe any material trends in bookings, including quantifying bookings in the reporting period. We note that almost all future bookings reflected in Net Definite Room Nights Booked are group bookings, and therefore we would not anticipate designating group bookings included in that number.

Note 12 – Commitments and Contingencies, pages 101 – 102

3.	Reference is made to your disclosures regarding the Pension Benefit Guaranty Corporation (PBGC) notification. We note that you do not currently believe that any of the measures proposed are required or warranted; however, there can be no assurances that the PBGC agrees with your conclusions. Please clarify how you have assessed whether there is at least a reasonable possibility that a loss may be incurred as a result of your interactions with the PBGC. If there is at least a reasonable possibility, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Reference is made to paragraph 450-20-50-4 of the Financial Accounting Standards Codification.

RESPONSE: The Company has assessed whether there is at least a reasonable possibility that a loss may be incurred by

•	evaluating the PBGC’s assertions as to the basis for any liability and making its own conclusion that the Company disagrees with PBGC’s assertions;

•	considering the PBGC’s calculations of the asserted liability of the Company, questioning the calculations, providing PBGC with data and requesting PBGC to continue to evaluate the data;

•	considering on a preliminary basis whether the Company would desire to make an offer to settle any claim the PBGC may make based on the discussions and data provided; and

•	considering the accounting treatment of amounts that may be funded to the pension plan.

The discussions with various representatives of the PBGC have been ongoing. At this time, the Company has not concluded that there is a reasonable possibility that a loss may be incurred. In fact, based on the information currently available, the Company does not believe that any future funding of pension plan obligations that may be part of a potential future settlement would result in an accounting loss. In addition, the Company believes that the Company has ample liquidity to make any deposits or fundings that may be required pursuant to any PBGC settlement or otherwise.

In the event that the Company does conclude that there is a reasonable possibility that a loss may be incurred, based on developments with the PBGC, the Company will make appropriate disclosures pursuant to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kevin Woody, Branch Chief

June 6, 2014

*            *             *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kevin Woody, Branch Chief

June 6, 2014

Please direct any questions or comments concerning this response letter to the undersigned at (615) 316-6000 or F. Mitchell Walker, Jr., Esq., of Bass, Berry & Sims PLC at (615) 742-6275.

Sincerely,

/s/ Mark Fioravanti

Mark Fioravanti
Executive Vice President and Chief Financial Officer

cc:	Colin V. Reed, Ryman Hospitality Properties, Inc.
Jennifer Hutcheson, Ryman Hospitality Properties, Inc.
Scott J. Lynn, Ryman Hospitality Properties, Inc.
F. Mitchell Walker, Jr., Bass, Berry & Sims PLC